January 13, 2025

David Wright
Chief Executive Officer
Pattern Group Inc.
1441 West Innovation Way, Suite 500
Lehi, UT 84043

       Re: Pattern Group Inc.
           Draft Registration Statement on Form S-1
           Submitted December 16, 2024
           CIK No. 0001811935
Dear David Wright:

     We have reviewed your draft registration statement and have the following comment(s).

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted December 16, 2024 Prospectus Summary
How We Do What We Do, page 3

1. Please revise your disclosure to briefly expand your discussion of the meaning of the statement "ecommerce complexity cannot currently be solved." We note your statements above that point to the ecommerce marketplace as currently
       significant and continuing to grow at a CAGR of 9.3% from 2024 to 2028 as well as the continued shift in sales from brick-and-mortar stores to ecommerce suggesting a robust and growing marketplace of which you are a participant generating revenues and net income.
 January 13, 2025
Page 2

Our Results, page 4

2. For balance and context, please revise your chart here and elsewhere throughout your prospectus representing the growth of revenues from 2017-2023, or otherwise provide a balanced graphic representation of your net (loss) income for the same periods. We note your narrative disclosure discussing both revenues and net (loss) income for certain periods immediate above.
Our Platform, page 5

3. Please revise to provide graphics that are easily legible as well as provide a brief, narrative disclosure providing appropriate context as to what the two graphics here represent in relation to your platform, business generally or otherwise. Our Competitive Strengths, page 7

4. Revise your disclosure here and elsewhere are appropriate, for example in your
       Business section, to discuss the challenges, including competition and competitors, you face with an eye towards balancing your discussion of your competitive strengths, market opportunity and growth strategies.
Controlled Company, page 10

5. Revise your disclosure here and elsewhere as appropriate to state whether you intend to take advantage of the exemptions from corporate governance requirements that are available to you as a controlled company. We note that, with regard to the exemption for director independence, you state here that you do expect to have five independent directors upon the closing of this offering, all of whom will qualify as independent for audit committee purposes as well as your statement that you "may rely on" these exemptions.
Risk Factors
Risks Related to Our Business
Our technology relies in part on the use of comprehensive marketplace data..., page 19

6. Please revise this risk factor and your disclosure throughout your prospectus to clarify specifically what you are referring to when you discuss "our technology" and whether this is a reference to your artificial intelligence platform. Additionally, revise to provide a more detailed discussion regarding the specific data points or types of data your artificial intelligence platform collects and utilizes to build your data sets. We note your discussion of scraping data, for example from certain identified sources.
       Clarify whether your AI or machine learning models use outside data sources, such as publicly available datasets, or if they are closed-loop systems. We note your use of data collected from website scraping and other data "collected from marketplaces and other third parties."
If we are unable to accurately forecast consumer demand, manage our inventory and plan for future expenses..., page 23

7. Please revise this risk factor to provide a separate stand-alone risk factor for the discussion regarding political and economic stability. In this regard, it appears that
 January 13, 2025
Page 3

       this risk factor appears to encompass a broad array of topics including external forces beyond your business relationships and industry (e.g., international trade restrictions).
       Further, please expand your discussion of the political, economic and financial instability that may adversely impact you and your brand partners by providing brief examples or discussion of relevant topics that are tied to your current brand partner relationships and global business operating environment. We note your risk factor beginning "Changes in international trade policies or tariffs and rising political tensions, particularly between the United States and China,..." on page
38.
Our operating history may make evaluation of our future prospects difficult., page 27

8. Please revise to briefly expand your discussion of your operating history. In this regard, you state that you "launched in 2013" and have "since expanded our solutions and brand products." However, it is not clear from this statement how your operating history is limited (as you have been in operation for more than 11 years) or what business developments transpired or how your business has evolved since 2013 that would result in the risk of future prospects being difficult. In this regard, we note your disclosure in the risk factor beginning "Our business suffers when we are unsuccessful in making, integrating and maintaining acquisition and investments," where you state you have "acquired and invested in a number of companies..." on page 34. Restrictions in our revolving credit facility could adversely affect our operating flexibility., page 35

9. Please revise your risk factor here to provide additional detail regarding the terms and covenants in your revolving credit facility, including but not limited to "certain financial ratios" and the current status of your compliance with these covenants.
       Further, please file as an exhibit to the registration statement the Third Amended and
       Restated Credit Agreement dated July 16, 2019. We note your disclosure under
       "Credit Facility" on page 82.
Our international operations subject us to additional costs and risks that can adversely affect our business..., page 36

10. Please revise your discussion here to provide a reasonable amount of detail regarding specific countries, regions and/or continents where you conduct business operations or plan to expand your international operations and the associated risks so as to provide investors with a clear understanding of the risks specific to your business activities and operations.
Industry and Market Data, page 60

11. If any of the reports or other information provided here or elsewhere in prospectus has been commissioned by you, please disclose the same, identify the relevant party and file a consent for the applicable third party. Further, please include any necessary or intended industry or market data appropriate for disclosure in connection with your business and operating industry. In this regard, it appears that certain information and discussion may been inadvertently omitted from this section.
 January 13, 2025
Page 4
Management's Discussion and Analysis...
Overview, page 69

12. Please revise your disclosure here and elsewhere as appropriate throughout your prospectus to limit the use of repetitive disclosure focused on promotional narrative of your business as well as business jargon, marketing or promotional language, including in your discussion of your business activities and operations and financial results. In this regard, we note that the subsection titled "Our Results" discusses your beliefs regarding the value proposition you provide to the market and your brand partners, rather than an objective discussion and analysis of material information relevant to an assessment of your financial condition and results of operations. We note that your discussion of certain financial information begins on page 76 under the subheading "Components of Results of Consolidated Operations" and that much of this same information is disclosed both in your prospectus summary and your
       Business sections. Consider whether certain sections of your disclosure here are better disclosed in your "Industry and Market Data" or "Business" sections. Refer to Item
       303 of Regulation S-K.
Our Contractual Arrangements, page 72

13. We note that you enter into contractual arrangements that grant you "the right to purchase products from brand partners at pre-determined prices and the exclusive rights to sell those products on marketplaces as their ecommerce acceleration solution." Please revise your disclosure to state whether these agreements are written, discuss the key terms, including duration, of the agreements and file any material agreements as applicable under Item 601(b)(10) of Regulation S-K. We note your disclosure that, if a brand partner seeks to terminate a contract, they are generally obligated to repurchase excess inventory from you.
Key Business Metric and Non-GAAP Financial Measure
Net Revenue Retention Rate, page 75

14. Please revise your disclosure here and elsewhere as applicable to include the Net
       Revenue Retention rate (NRR) for the fiscal year ended December 31, 2024 as it becomes available. Additionally, please revise your chart here to provide additional contextual information regarding the data disclosed, for example, indicating that the years presented as fiscal years ended December 31 and whether the percentages (i.e.,
       107% and 115%) account for all brand partners, or whether certain or some brand partners that would otherwise have data available to complete the NRR calculation for the applicable period have been excluded, for example, certain categories of products, partners, or marketplaces. We note your sentence stating that "[c]urrent period revenues includes expansion, contraction and attrition during the current period..."
Adjusted EBITDA, page 76

15. Please disclose the most directly comparable GAAP measure with equal or greater prominence, whenever you present a non-GAAP measure. Refer to Item 10(e)(1)(i)(A) of Regulation S-K.
 January 13, 2025
Page 5
Credit Facility, page 82

16. We note your disclosure here that you Credit Facility is guaranteed by certain your subsidiaries as well as a placeholder in your Exhibit Index for Exhibit
21.1. Please
       revise your disclosure where appropriate to briefly discuss your corporate structure, including a description of your subsidiaries and whether they are operating subsidiaries conducting your business activities.
Historical Cash Flows
Investing Activities, page 82

17. Please revise your disclosure here and elsewhere as appropriate to briefly discuss the acquisition of Current Technologies, LLC in fiscal year ended December 31, 2022, including the reason for the acquisition as well as what customers, technologies or other business assets or capabilities you acquired.
Business, page 85

18. Please revise this section and elsewhere throughout your prospectus to clearly describe in a single section using a straightforward and direct narrative and, if applicable, other graphic, diagram or table, the revenue generating business activities that constitute your business and operations as well as a complete but concise discussion of how each component generates revenue. In this regard, we note your disclosure under "Monetize Incremental Solutions" and well as the table under "Our
       Solutions" both on page 101.
Pattern is the Solution, page 86

19. Revise your graphic here and throughout your prospectus or otherwise disclose whether the flags of nations represented under "Global Consumers" are all countries where your business operates or otherwise conducts business or, alternatively, make clear that this is intended only to represent the global marketplace of consumers generally.
Our Technology
Artificial Intelligence, page 93

20.    Please provide your definition of    artificial intelligence    in the
context of your
       business and enhance your disclosure to provide an update on the stage of product development for your EXP data layer, or "ecommerce acceleration platform."
21. You reference that your platform leverages artificial intelligence, as well as various machine learning, natural language processing engines and large language models
       (LLMs). Please clarify what you mean by artificial intelligence and explain how it is used in your platform and differs from simple algorithmic code that automates processes in your platform. In addition, clarify here and throughout your disclosure whether your platform utilizes third-party artificial intelligence products or internally developed artificial intelligence processes. We note your disclosure regarding the
       Insights Engine and Execution Engines as well as your disclosure on page 29 of the
       Risk Factors section stating that you use "AI Technologies licensed from third parties"
       to power your technology and your ability to continue to use such technologies at the
 January 13, 2025
Page 6

       scale you need "may be dependent on access to specific third-party technology." Last, please disclose whether you intend to develop proprietary technology, utilize open-
       source technology, or license the use of such technology in the future. Our Brand Partners, page 101

22. Revise your disclosure here and elsewhere throughout your disclosure as applicable to provide examples of your "brand partners" or otherwise provide a more discrete and specific description of what kind of entity constitutes a brand partner. Additionally, please revise your disclosure throughout your prospectus to clearly, concisely and consistently describe your role as a third-party seller and your relationship to brand partners, and marketplaces. Further, please revise to clearly describe and consistently use the term "marketplace" with an eye toward avoidance of confusion and establishment of clarity. In this regard, it appears that this term is used to describe
       both global ecommerce providers (e.g., Amazon or Shopify), but also used to describe the more expansive marketplace of global consumers more generally.
Our Competition, page 104

23. Revise this section to discuss specific competitors associated with each of your primary business activities and operations.
Our People and Culture, page 105

24. Revise to clarify the meaning of "full-time equivalent employees" and "other employees."
25. Please disclose the location of your offices "across Asia, Australia, Europe and the
       Middle East" in addition to your Utah principal executive offices. Additionally, we note that under the subheading "Facilities" on page 107 you disclose leasing
       "additional facilities in Europe, Australia and Asia" but not the Middle East. Please
       reconcile. Further, we note that you lease a your "creative studio" from iServe
       Investments, LLC, an entity controlled be Melanie Adler, your co-founder. Please revise your disclosure here and where appropriate to make clear which office this refers to and disclose that it is leased from a related party providing a cross-reference to your Certain Relationships and Related Party Transactions section. Last, we note that on page F-27 in footnote 15 to your financial statements you describe this leased space a "certain office and warehouse space." Please reconcile and revise.
Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Segment Reporting, page F-15

26. We note you operate in various industries including health and wellness, beauty and personal care, home and lifestyle, pet, sports and outdoors and consumer electronics.
       Please tell us your consideration of reporting revenue by each product and service or each group of similar products and services, pursuant to ASC
280-10-50-40.
       Additionally, refer to the guidance in ASC 606-10-50-5 and examples in ASC 606-10-
       55-89 through 55-91 and explain to us the consideration you gave to disaggregating revenue further, such as by major product category.
 January 13, 2025
Page 7

9. Convertible Preferred Stock, page F-19

27. Please explain how you accounted for the Series A Preferred Stock modification within your financial statements. Also, explain how you determined the changes qualified as a modification, rather than an extinguishment.
General

28. Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section
       5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.
       Please contact Scott Stringer at 202-551-3272 or Angela Lumley at 202-551-3398 if
you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Dietrich King at 202-551-8071
with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:   Stuart Ogg